Exhibit 99
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

                                PRESS RELEASE

                 MAGNA COMPLETES ACQUISITION OF NEW VENTURE GEAR



September 29, 2004, Aurora, Ontario, Canada .....Magna International Inc. (TSX:
MG.A, MG.B; NYSE: MGA) has completed the acquisition of the worldwide operations of DaimlerChrysler Corporation's wholly-owned subsidiary, New Venture Gear, Inc.("NVG"). As announced on May 17, 2004, the transaction involves the creation of a new joint venture, named New Process Gear, Inc., which is initially owned 80% by Magna and 20% by DaimlerChrysler
Corporation, that operates a manufacturing facility in Syracuse, New York. Magna will acquire DaimlerChrysler Corporation's interest in New Process
Gear, Inc. in September 2007. The transaction also involves the acquisition by Magna of certain other U.S. and European assets of NVG, including a manufacturing facility in Roitzsch, Germany and a research and development centre and sales office in Troy, Michigan. Anti-trust approvals in the U.S.
and Europe were recently obtained and both UAW bargaining units ratified new collective bargaining agreements yesterday. The purchase price for 100% of the NVG business is approximately U.S.$431 million, subject to post-closing adjustments.

In connection with the above transaction, Magna issued senior unsecured zero-coupon notes, for an aggregate issue price of Cdn$365 million and an aggregate amount due at maturity of Cdn$415 million. The notes were sold in Canada on an underwritten private placement basis.

Frank Stronach, Magna's Chairman and interim Chief Executive Officer commented:
"We are pleased to complete this important transaction and welcome more than 3,800 new employees, including more than 3,500 in Syracuse, New York, to the Magna family. We also appreciate the co-operation we received from local and state officials in New York. With a strong manufacturing and development presence in Syracuse and in Europe, excellent technologies and a skilled and motivated workforce, we have a strong base on which to grow our drivetrain business in the coming years."

For further information, please contact Louis Tonelli at 905-726-7035.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Our products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 81,000 employees in 217 manufacturing operations and 49 product development and engineering centres in 22 countries.

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the risks associated with the automotive industry and include those items listed in the Management's Discussion and Analysis of Results of Operations and Financial Position. In addition, for a more detailed discussion, reference is made to the risks, assumptions, uncertainties and other factors set out in our Annual Information Form filed . with the Canadian Securities Commissions and our annual report on Form 40 F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating Forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.